August 10, 2023

VIA EDGAR

Division of Corporation Finance
Disclosure Review Program

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention: John Stickel and Charlie Guidry

Re:	QCR Holdings, Inc. Definitive Proxy Statement on Schedule 14A Filed April 4, 2023
File No. 000-22208

Dear Mr. Stickel and Mr. Guidry:

QCR Holdings, Inc. (the “Company”) is in receipt of a letter dated July 27, 2023 (the “Comment Letter”) from the staff of the Securities and Exchange Commission (the “Staff”) concerning the above-captioned filing of the Company.

In accordance with the Staff’s Comment Letter, the Company represents as follows:

1.	In its discussion of Pay Versus Performance on page 47 in the above-captioned filing, the Company included Adjusted Earnings Per Share, a non-GAAP measure, as its Company-Selected Measure pursuant to Regulation S-K Item 402(v)(2)(vi). The Company will revise its future proxy disclosures to show how this number is calculated from its audited financial statements as required by Regulation S-K Item 402(v)(2)(vi).

2.	The Company will further revise its future proxy disclosures to ensure that the reconciliation table on page 48 in the above-captioned filing, shows each of the numerical amounts added under Regulation S-K Item 402(v)(2)(iii)(B)(1)(i) and (ii) to calculate the “Pension Benefit Adjustments” as required by Regulation S-K Item 402(v)(3).

The Company believes the foregoing provides a complete response to the Staff’s Comment Letter.

Thank you for your time and feedback on the Company’s disclosures. If you have questions regarding the foregoing or require any additional information, please feel free to contact me directly at (309) 743-7745 or tgipple@qcrh.com.

Sincerely,

/s/ Todd A. Gipple

Todd A. Gipple
President & Chief Financial Officer

QCR Holdings, Inc.	2